UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

Date of Report March 20, 2007

Commission File No. 0-29004

NOVATEL INC.

1120 - 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

EXHIBITS

The following information is furnished to the SEC.

On March 20, 2007, NovAtel Inc. issued a press release with comments on the proposed combination of Topcon Corp. and Sokkia Co. A copy of the press release is attached as Exhibit 1.

The following exhibit is filed as part of this report on Form 6-K:

No.   Document

(1)	Press release dated March 20, 2007 with comments on the proposed combination of Topcon Corp. and Sokkia Co.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: March 20, 2007   By: /s/ WERNER GARTNER
Name: Werner Gartner
Title: Executive Vice President and
Chief Financial Officer